October 27, 2006

BY FACSIMILE: 202-772-9204

James A. Allegretto, Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: International Imaging Systems, Inc.; File No. 0-25413; Issuer's response to
comment letter of October 23, 2006.

Dear Mr. Allegretto:

This response is dispatched on behalf of the Issuer, International Imaging
Systems, Inc. and on its behalf. The Company has received, reviewed and discussed
comments number 1. and 2. of the Staff's letter and will comply as suggested with both
comments in the Issuer's future filings consistent with compliance with the guidance
reflected in the comments.

Specifically, the Company will revise its Controls and Procedures disclosures in
its future filings on Form 10-KSB and Form 10-QSB to comply with the Staff's guidance
with respect to the Officers' conclusions regarding the effectiveness of the controls and
procedures. In addition, in its future filings, the Company will ensure that the
certifications of its principal, executive and financial officers will use the <u>exact</u> wording
specified in item 601(b)(31) of Regulation S-B.

I trust that the foregoing is fully responsive to the Staff comments in its letter
dated October 23, 2006 to International Imaging Systems, Inc.

Yours truly,



EUGENE MICHAEL KENNEDY, ESQ.

c: Mr. John Vogel
Mr. Robert Scherne
International Imaging Systems, Inc.